October 21, 2005

Via EDGAR and Overnight Courier
-------------------------------

Mr. David Edgar
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:    VA Software Corporation
                Form 8-K dated September 23, 2005
                Form 10-Q for the Quarter Ended April 30, 2005
                File No. 000-28369

Dear Mr. Edgar:

     This letter is being submitted on behalf of VA Software Corporation ("we", the "Company", the "Registrant", or "VA Software"), in response to the letter from the staff of the Securities and Exchange Commission (the "Staff") dated October 6, 2005, relating to the Company's Form 8-K dated September 23, 2005 and Form 10-Q for the Quarter Ended April 30, 2005. In this letter we have recited the Staff's comments in bold type above our responses to such comments.

Form 8-K dated September 23, 2005
---------------------------------

1. Provide us with a copy of any management letters from BDO Siedman, LLP ("BDO") to the audit committee or Board of Directors, as well as copies of any correspondence, reports, or notes to and from the company that address the reportable conditions related to your controls and procedures for each of the years ended July 31, 2005 and 2004 and subsequent interim period.

     On October 13, 2005, the Company supplementally provided the Staff with copies of certain management letters from BDO to the audit committee or Board of Directors, as well as copies of certain correspondence, reports, or notes to and from the Company that address the reportable conditions related to its controls and procedures for each of the years ended July 31, 2005 and 2004 and the subsequent interim period. Additional materials that are responsive to this request have been supplementally provided to the Staff.

Mr. David Edgar
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Page 2



2. Provide us with a list of closing or adjusting entries you recorded to close the books or in connection with, or as a result of, the audit for the years ended July 31, 2005 and 2004 or the review of the subsequent interim periods. Disclose the dollar effect of each adjustment to earnings. Briefly explain each entry.

     On October 13, 2005, the Company supplementally provided the Staff with a list of closing or adjusting entries it recorded to close the books or in connection with, or as a result of, the audit for the years ended July 31, 2005 and 2004 or the review of the subsequent interim periods, disclosed the dollar effect of each adjustment to earnings, and briefly explained each entry.

3. We note your statement that BDO declined to stand for reelection but continues to serve as the Company's independent accountants. Please be advised that once your relationship with BDO ceases, that date should be disclosed in Form 8-K. Please include your exhibit 16 letter from your former accountant in the amendment.

     We supplementally confirm to the Staff that we will file an additional Current Report on Form 8-K to disclose the date on which the Company's relationship with BDO ceases.

Form 10-Q for the Quarter Ended April 30, 2005
----------------------------------------------

Item 4. Controls and Procedures, page 40
----------------------------------------

4. We note that your disclosure controls and procedures were ineffective due to the material weakness identified by your independent accountants. Revise to disclose when the material weakness first began. To the extent the material weakness existed during the quarters ended January 31, 2005 and October 31, 2004, revise disclosure in your Forms 10-Q for those periods and reconsider the conclusions reached regarding the effectiveness of your disclosure controls and procedures.

     As noted in the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2005 (the "April 10-Q"), the material weakness identified by the Registrant's independent accountants pertained to the need for additional resources and technical accounting expertise to be available to the Registrant's accounting and financial reporting function to assist the Registrant in addressing relatively complex transactions and/or accounting issues that arise from time to time in the course of the Registrant's operations.

     The Registrant's resources and technical accounting expertise have been relatively constant since the Registrant exited its Linux-based hardware systems and services business in June, 2001. During that time period, there have been certain relatively complex transactions that were properly accounted for by the Registrant. The identification of the material weakness associated with the need for additional resources and technical accounting expertise arose during the quarter ended April 30, 2005, in

Mr. David Edgar
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Page 3



     connection with the Registrant's accounting for its volume-based sales incentive program related to rewarding recurring purchases by customers of its ThinkGeek.com Internet-based consumer retail site and, specifically, whether the Registrant had developed sufficient historical experience to begin calculating the amount of the accrued liability pertaining to such program based on estimated future redemption rates of customer incentive rewards as compared to continuing to calculate the liability based on actual expirations of such incentive rewards.

     The Registrant and the Registrant's independent registered public accountants ultimately agreed on the appropriate accounting for the sales incentive program prior to the filing of the Registrant's April 10-Q; however the Registrant was required to record a post-closing adjustment as of April 30, 2005 to adjust the reserve relating to the accrued liability of customer incentive rewards to eliminate the Registrant's previously estimated future redemption rates of such incentive rewards as compared to the actual expirations based on the measurement period discussed with the Registrant's independent registered public accountants. The Registrant's independent registered public accountants concluded that the nature, timing and amount of this post-closing entry were indicative of a material weakness in the Registrant's internal control over financial reporting for the period ending April 30, 2005, which conclusion was confirmed by the Registrant.

     Prior to the beginning of the quarterly period ended April 30, 2005, the Registrant had encountered certain relatively complex transactions; however, management had not previously determined that any material weaknesses existed due to a lack of technical accounting expertise, nor had the Registrant been advised by its independent registered public accountants that such conditions existed. The Registrant notes that while the Registrant's resources and technical accounting expertise have been relatively constant since the Registrant exited its Linux-based hardware systems and services business in June, 2001, during the second-half of fiscal 2005 such technical resources had additional demands placed upon them as the Registrant has been required to devote considerable time and energy towards its documentation, testing and assessment of the Registrant's internal control over financial reporting in compliance with section 404 of the Sarbanes-Oxley Act of 2002. In light of the foregoing, the Registrant concluded that the material weakness began in the quarter ended April 30, 2005. The Registrant has taken steps to remediate this control deficiency; however, management is still assessing whether such steps have been effective in sufficiently remediating this control deficiency.

     As requested by the Staff, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

Mr. David Edgar
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Page 4



o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     We would like to discuss these comments and responses at your earliest convenience. Bret DiMarco at Wilson Sonsini Goodrich and Rosati, P.C., can be reached at (650) 320-4638, and I can be reached at (510) 687-7074. Please feel free to contact either of us.



                                          Sincerely,

                                          VA SOFTWARE CORPORATION

                                          /s/ Kathleen R. McElwee
                                          -----------------------
                                          Kathleen R. McElwee



Enclosures
cc:      Jay Seirmarco, Esq.
         Linda Chan, Esq.
         Bret M. DiMarco, Esq.